

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Ms. Deborah Lovig
President, Chief Executive Officer, Chief Financial Officer
Real Estate Restoration and Rental, Inc.
710 Wellingham Drive
Durham, North Carolina 27713

Re: Real Estate Restoration and Rental, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 4, 2011
File No. 333-169928

Dear Ms. Lovig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated December 28, 2010 and we re-issue that comment in part. Please include disclosure on the cover page of the prospectus that the selling shareholders may be deemed underwriters.

2.   We note your responses to comment 4 of our letter dated December 28, 2010 and comment 5 of our letter dated November 10, 2010, and we reissue those comments in part. Please provide us with highlighted copies of any reports on which you rely. Alternatively, please file consents for the parties providing this information as exhibits to the registration statement. As an example, we note you cite the Mortgage Bankers Association and First American Real Estate Solutions on page 14.

Prospectus Cover Page

3.   We note you provide your prospectus "Subject to Completion" legend on the cover page of your registration statement. Please revise to provide your prospectus "Subject to Completion" legend on the outside front cover page of the prospectus. Please refer to

Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 1

4.   We note your response to comment 7 of our letter dated December 28, 2010 and we reissue that comment. We note on page 2 that you provide a cross-reference to the Risk Factors and you indicate that they begin on page 7. We further note that the Risk Factors begin on page 4. Please revise accordingly.

Description of Business, page 13

5.   We note you indicate in Note 3, "Commitments," on page F-9, and Note 4, "Commitments," on page F-8, that your Company entered into a consulting agreement on February 16, 2010, to receive administrative and other miscellaneous services for which you are required to pay $5,000 a month. Within this section, please identify the party with whom you have entered into the consulting agreement and provide details as to the agreement. Please also file this agreement as an Exhibit or explain why you are not required to do so.

6.   We note you indicate that you will also explore business opportunities in other fields. Please clarify what business opportunities in other fields you intend to explore beyond providing rental management services to large real estate development firms and hedge funds and attempting to obtain green energy solutions.

7.   We note you indicate on page 13 that your Company will seek to acquire access to commercial/industrial level solutions such as Frigitex and that you are working with Madison Energy Group on an exclusive licensing agreement for the sale of Frigitek products. We further note you indicate on page 16 that you currently have a licensing agreement with Madison Energy Group that allows you to sell Frigitek products. Please revise to clarify.

8.   We note your response to comment 22 of our letter dated December 28, 2010 in which you describe the license agreement you entered into with Madison Energy Group, LLC. We further note the disclosure on page F-10 that you entered into a 10-year patent license agreement for $30,000 and royalty payments of 14% of net sales. Please revise your Description of Business section to describe your license agreement with Madison Energy Group, LLC, and any other licenses, patents, trademarks or royalty agreements you have. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Employees, page 14

9.   We note your response to comment 19 of our letter dated December 28, 2010 in which you indicate that you are not renovating any properties. Given that you are not renovating any properties, please revise to clarify what general contracting work Ms. Lovig is currently devoting 30 hours per week to.

Competition, page 15

10. We note you indicate on page 15 that you will be able to compete with your competition based on different factors, including price differentiation and marketing. Please revise to clarify that there is no guarantee that you will be able to compete with your competition.

11. We note you indicate on page 15 that as of the date of this registration statement you had a total of 45 holders of your common stock. We further note you indicate on page II-3 that you have not issued or sold securities other than to Ms. Lovig and to 35 investors through your Regulation D, Rule 506 private offering completed on June 8, 2010. Please revise to clarify or explain.

Management's Discussion and Analysis of Financial Condition…, page 16

Plan of Operations, page 16

12. We note you indicate you plan to sign contracts with two real estate developers and one hedge fund during your first 12 months. Please revise to define what you mean by your "first 12 months."

13. We note your response to comment 24 of our letter dated December 28, 2010. Please expand to discuss in greater detail your company's plan of operations for the next 12 months and whether your company has sufficient funds to support operations for the next 12 months. Please provide greater details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

14. We note your response to comment 20 of our letter dated December 28, 2010 in which you indicate you have not entered into any contracts with real estate developers or hedge funds to act as a property manager or to provide services such as renovation and rental management. We further note your goal of having three vacation homes under management and available for rent during the summer 2011 high season, and your goal of adding another 10 to 12 homes under management for the summer 2012 high season. Please expand your company's plan of operations to provide specific details as to how you plan to reach these goals.

15. We note you indicate that you plan to sign at least one reseller agreement with a manufacturer of LED lighting systems within the first six months of operation. Please revise to define what you mean by the "first six months of operation."

16. We note you indicate that you expect to realize returns from green energy solutions in the next 12 months. Please revise to provide greater details as to how you expect to realize returns from green energy solutions in the next 12 months.

Capital Resources and Liquidity, page 16 and page 17

17.   We note your response to comment 25 of our letter dated December 28, 2010 in which you indicate you believe the cash on hand should allow the Company to operate at least six months into 2011 given the current burn rate. Your disclosure on page 16 and 17 indicates that you have sufficient capital to continue operations into 2011. Please revise your disclosure to clarify what you mean by "into 2011."

18.   We note your response to comment 26 of our letter dated December 28, 2010 and we reissue our comment. Given your auditor's going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months.

Directors, Executive Officers, Promoters and Control Persons, page 17

19.   We note you indicate that Mr. Coker has been involved in "creating new rental properties." Please revise to clarify what you mean by this.

Where you can find Additional Information, page 20

20.   We note you indicate that the SEC maintains information for electronic filers at its website. Please revise to clarify that the SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Commission. Please refer to Item 101(h)(5)(iii) of Regulation S-K.

Executive Compensation, page 18

21.   We note you provide compensation information for the period ended June 30, 2010. Please update this information to indicate whether Ms. Lovig or Mr. Coker have received any compensation since June 30, 2010.

Item 15. Recent Sales of Unregistered Securities, page II-1

22.   We note you indicate on page II-3 that none of the investors, other than James Coker and Sally Lovig are affiliated with any of your directors, officers or promoters or any beneficial owner of 10% or more of your securities. We further note you indicate on page 10 that Peggy Coker is the aunt of James Coker, your Secretary and Director. Please reconcile.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP
       Via *facsimile*: (732) 577-1188